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Exhibit 12.1

Statement Regarding the Computation of
Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
Earnings Before Fixed Charges:
Income (loss) before income taxes	1,507,245	3,836,346	7,377,687	(2,018,843)	738,056	393,981	(10,838,786)
Add fixed charges	1,008,161	5,714,414	17,207,944	33,680,606	25,159,653	5,801,826	5,780,065

Income (loss) before fixed charges	2,515,406	9,550,760	24,585,631	31,661,763	25,897,709	6,195,807	(5,058,721)

Fixed Charges:
Interest expense, net	550,796	3,751,673	10,744,547	22,383,705	18,613,301	4,696,076	4,584,118
Estimate of interest expense within rental expense	457,365	1,962,741	6,463,397	11,296,901	6,546,351	1,105,750	1,195,947

Total fixed charges	1,008,161	5,714,414	17,207,944	33,680,606	25,159,653	5,801,826	5,780,065

Deficiency of earnings available to cover fixed charges	—	—	—	(2,018,843)	—	—	(10,838,786)

Ratio of earnings to fixed charges	2.50	1.67	1.43	—	1.03	1.07	—

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  Exhibit 12.1